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As filed with the Securities and Exchange Commission on December 12, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

UTSTARCOM, INC.
(Exact name of registrant as specified in its charter)

Delaware	52-1782500
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

UTStarcom, Inc.
1275 Harbor Bay Parkway
Alameda, California 94502
(510) 864-8800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Hong L. Lu
President and Chief Executive Officer
UTStarcom, Inc.
1275 Harbor Bay Parkway
Alameda, California 94502
(510) 864-8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:
Carmen Chang, Esq.
Shearman & Sterling LLP
1080 Marsh Road
Menlo Park, California 94025
(650) 838-3600

        Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this registration statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Security(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $0.00125	943,836	$36.76	$34,695,411.36	$2,806.86

(1)
Including an indeterminate number of shares of common stock that may be issued by UTStarcom, Inc. with respect to such shares by way of a stock dividend, stock split, or in connection with a stock combination, recapitalization, merger, consolidation or otherwise.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c), based upon the average of the high and low reported sales prices on the Nasdaq National Market on December 10, 2003.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED DECEMBER 12, 2003

The information in this prospectus is not complete may be changed. The selling securityholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any state where an offer or sale of these securities is not permitted.

PROSPECTUS

UTSTARCOM, INC.

943,836 Shares of Common Stock ($0.00125 par value)

        This prospectus relates to the offer and sale by certain selling securityholders of up to 943,836 shares of the common stock, par value $0.00125 per share, of UTStarcom, Inc.

        In connection with our acquisition in June 2003 of RollingStreams Systems, Ltd., a company incorporated in the Cayman Islands, we issued 164,115 shares of our common stock to certain former shareholders of RollingStreams Systems, Ltd. as partial payment for this acquisition. In addition, we may issue up to 136,959 additional shares of our common stock to such former shareholders upon the achievement of certain revenue milestones approximately eighteen (18) months after the completion of this acquisition.

        This prospectus also relates to an aggregate of 642,762 shares of our common stock issued upon exercise of warrants issued to certain former stockholders and employees of Shanghai HoKo Techology Co., Ltd. ("HoKo") in connection with our purchase of certain assets of HoKo in October 2002.

        This prospectus may be used by the selling securityholders listed in the "Selling Securityholders" section of this prospectus to resell the shares of common stock issued or issuable to them pursuant to (i) our acquisition of RollingStreams Systems, Ltd., or (ii) the exercise of warrants issued in connection with our purchase of assets from HoKo. We will not receive any of the proceeds from any sale of shares by these stockholders, but we have agreed to bear the expenses of registration of the shares by this prospectus.

        Our common stock is quoted on the Nasdaq National Market under the symbol "UTSI." The last reported sale price per share of our common stock on the Nasdaq National Market on December 11, 2003 was $36.77.

        Investing in the common stock involves a high degree of risk. See "Risk Factors" beginning on page 2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated December     , 2003

        You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that the information contained in or incorporated by reference in this prospectus is accurate only as of the date of the documents containing the information. Our business, financial condition, results of operation and prospects may have changed since that date.

        References in this prospectus to "UTStarcom," "we," "our" and "us" refer to UTStarcom, Inc. and its consolidated subsidiaries unless otherwise specified.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. That website is located at http://www.sec.gov.

        The SEC allows us to incorporate by reference into this document the information we have filed with the SEC. This means that we can disclose important business, financial and other information by referring you to other documents separately filed with the SEC. Any information incorporated by reference is deemed to be part of this prospectus, unless and until that information is updated and superseded by information that we file later with the SEC. Information that we file later with the SEC will automatically update and supersede any previous information that is part of this prospectus. We incorporate by reference the documents listed below:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed February 21, 2003 (as amended on September 8, 2003), including the information incorporated by reference from our definitive proxy statement relating to our 2003 annual meeting of stockholders;

  •
  Our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2003, filed May 12, 2003 (as amended on September 8, 2003), the fiscal quarter ended June 30, 2003, filed August 4, 2003, and the fiscal quarter ended September 30, 2003, filed November 12, 2003;

  •
  Our Current Reports on Form 8-K (i) dated March 6, 2003 (filed March 7, 2003), (ii) dated and filed March 7, 2003, (iii) dated May 23, 2003 (filed June 4, 2003, as amended on July 10, 2003), (iv) dated and filed July 10, 2003, (v) dated September 24, 2003 (filed September 25, 2003), and (vi) dated and filed on December 12, 2003; and

  •
  The description of our common stock contained in our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on February 23, 2000, and any further amendment or report filed hereafter for the purpose of updating any such description.

        We also incorporate by reference all future filings we make with the SEC pursuant to Sections 13(a), 13(e), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering made hereby. Unless otherwise expressly specified in a prospectus supplement provided with this prospectus, we do not incorporate by reference any information furnished to the SEC in any Current Reports on Form 8-K.

        We will provide without charge to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written request of such person, a copy of any or all of the information that has been incorporated by reference but not delivered with the prospectus. Requests should be directed to:

UTStarcom, Inc.
1275 Harbor Bay Parkway
Alameda, California 94502
Attn: Manager, Investment Relations
Telephone: (510) 864-8800

ii

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on information that is currently available to management. We intend such forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with those provisions.

        The forward-looking statements include, without limitation, those concerning the following: our expectations as to the nature of possible trends; the manner in which customers in Chinese provinces negotiate for the purchase of our products; our expectation regarding continued growth in our business and operations; our expectation that our PAS network access system will continue to be allowed in China's county-level cities and counties; our expectation that there will be no penalties or fines for our non-compliance with the licensing requirements in China for our PAS system and other products; our expectation concerning the anticipated cost and completion date of our new Hangzhou manufacturing facility; our expectation that there will be fluctuations in our overall gross profit, gross margin, product mix, quarter to quarter results, customer base and selling prices; our plans for expanding the direct sales organization and our selling and marketing campaigns and activities; our expectation that we may use cash, debt or securities of the Company to acquire or invest in complementary businesses, technologies or product offerings; our expectation that there will be increases in selling, marketing, research and development, general and administrative expenses; our expectations regarding future growth of our business and operations; our expectation that we will continue to invest significantly in research and development; our expectations regarding our future levels of backlog orders; our expectations regarding our future investments, particularly in Softbank China; our expectation that existing cash and cash equivalents will be sufficient to finance our operations for at least the next 12 months; our expectations regarding the development of a 3G network in China; statements regarding the impact of a reorganization of China Netcom; and the impact of changes in general world and domestic economic conditions in light of the military conflict in Iraq.

        Additional forward-looking statements may be identified by terminology such as "may," "will," "expect," "believe," "plan," "anticipate," "estimate," "intend," "potential" or "continue," or the negative thereof or other comparable terminology, as they relate to us or our management. Investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in these documents. These statements are subject to risks and uncertainties that may cause actual results and events to differ materially. The factors that could cause our actual financial results to differ materially from those projected, forecasted or estimated by us in forward-looking statements are contained in the documents incorporated by reference herein, as well as under the "Risk Factors" section of this prospectus. We do not guarantee future results and undertake no obligation to update the forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

iii

SUMMARY

        The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this prospectus. Documents incorporated by reference form an integral part of this prospectus. Prospective investors should consider carefully the information set forth in this prospectus under the heading "Risk Factors."

UTStarcom, Inc.

        We design, manufacture, and market leading broadband, narrowband, wireless access, softswitch and 3G products which offer a clean migration path to next-generation Internet Protocol (IP)-based networks. These products support service providers as they evolve their networks to meet the changing and growing demands of consumers. Providers are migrating voice services from traditional copper-based networks to wireless and packet-based networks. The copper-based network itself, once limited to carrying narrowband services, is evolving to support broadband services. Service providers are also migrating from circuit-based time division multiplex (TDM) services to packet-based services. Because we engineer our solutions with migration needs in mind, service providers can implement them quickly and cost effectively.

        We provide a range of next-generation wireless and wireline network service products that support widely adopted international standards and protocols, so service providers can easily integrate them into existing networks and deploy them in new networks.

        We are committed to offering products that make our customers more competitive and more successful. Service providers use our integrated suite of products to attract a wide range of customers by offering a wider selection of efficient and expandable voice, data and Internet access services. Because we offer cost-effective deployment, we believe our products enable service providers to generate more revenue per customer by offering a variety of additional services.

        Our range of wireless products enables service providers to sell highly affordable wireless communications services to the large population of users whose needs are not met by existing fixed line and cellular services. Our products also make it easy for service providers to offer value added services for a nominal amount or at no additional cost to themselves and for only a small incremental cost to their customers. Furthermore, because our products offer a migration path, service providers can easily add new wireless services and additional revenue streams while maintaining the value of their previous technology investments.

        We were incorporated in Delaware as Unitech Industries, Inc. in 1991. In 1994, we changed our name to Unitech Telecom, Inc. In 1995, we acquired StarCom Network Systems, Inc. and changed our name to UTStarcom, Inc.

        Our corporate headquarters are located at 1275 Harbor Bay Parkway, Alameda, California 94502 and our telephone number is (510) 864-8800.

RISK FACTORS

        You should carefully consider the following risk factors together with the other information contained in or incorporated into this prospectus before you decide to buy our securities. If any of these risks actually occurs, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of the notes or our common stock to decline and you may lose part or all of your investment.

RISKS RELATED TO OUR COMPANY

Our future product sales are unpredictable, and our operating results are likely to fluctuate from quarter to quarter.

        Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate in the future due to a variety of factors, some of which are outside of our control. As a result, period-to-period comparisons of our operating results are not necessarily meaningful or indicative of future performance. Furthermore, it is likely that in some future quarters our operating results will fall below the expectations of securities analysts or investors. If this occurs, the trading price of our common stock could decline.

        Factors that may affect our future operating results include:

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  the timing, number and size of orders for our products, as well as the relative mix of orders for each of our products, particularly the volume of lower margin handsets;

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  cancellation, deferment or delay in implementation of large contracts;

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  the evolving and unpredictable nature of the economic, regulatory, competitive and political environments in China and other countries in which we market or plan to market our products;

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  price reductions by our competitors;

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  competitive market pressures resulting in decreased gross margins or increased inventory levels;

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  changes in our customers' subscriber growth rate;

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  currency fluctuations;

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  market acceptance of our products and product enhancements;

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  the lengthy and unpredictable sales cycles associated with sales of our products combined with the impact of this variability on our suppliers' ability to provide us with components on a timely basis;

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  the impact of changes in general world and domestic economic conditions in light of the military and political situation in Iraq;

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  longer collection periods of accounts receivable in China and other countries; and

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  a seasonal reoccurance of an outbreak of severe acute respiratory syndrome (SARS);

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  the decline in business activity we typically experience during the Lunar New Year, which leads to decreased sales during our first fiscal quarter.

        The limited performance history of some of our products, our limited forecasting experience and processes and the emerging nature of our target markets make forecasting our future sales and operating results difficult. Our expense levels are based, in part, on our expectations regarding future sales, and these expenses are largely fixed, particularly in the short term. In addition, to enable us to promptly fill orders, we maintain inventories of finished goods, components and raw materials. As a result, we commit to considerable costs in advance of anticipated sales. In the past, a substantial portion of our sales in each quarter resulted from orders received and shipped in that quarter, and we have operated with a limited backlog of unfilled orders. Accordingly, we may not be able to reduce our costs in a timely manner to compensate for any unexpected shortfall between forecasted and actual sales. Any significant shortfall of sales may require us to maintain higher levels of inventories of finished goods, components and raw materials than we require, thereby increasing our risk of inventory obsolescence and corresponding inventory write-downs and write-offs.

Competition in our markets may lead to reduced prices, revenues and market share.

        We are increasingly facing intense competition in our target markets, especially from domestic companies in China. We believe that our strongest competition in the future may come from these companies, many of which operate under lower cost structures and more favorable governmental policies and have much larger sales forces than we do. Furthermore, other companies not presently offering competing products may also enter our target markets, particularly with the reduction of trade restrictions as a result of China's admission to the World Trade Organization, or WTO. Many of our competitors have significantly greater financial, technical, product development, sales, marketing and other resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in service provider requirements. Our competitors may also be able to devote greater resources than we can to the development, promotion and sale of new products. These competitors may also be able to offer significant financing arrangements to service providers, in some cases facilitated by government policies, which is a competitive advantage in selling systems to service providers with limited financial and currency resources. Increased competition is likely to result in price reductions, reduced gross profit as a percentage of net sales and loss of market share, any one of which could materially harm our business, financial condition and results of operations.

        Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties, including Telecommunications Administrations and other local organizations in China, to increase the ability of their products to address the needs of prospective customers in our target markets. Accordingly, alliances among competitors or between competitors and third parties may emerge and rapidly acquire significant market share. To remain competitive, we believe that we must continue to partner with Telecommunications Administrations and other local organizations in China, maintain a high level of investment in research and development and in sales and marketing, and manufacture and deliver products to service providers on a timely basis and without significant defects. If we fail to meet any of these objectives, our business, financial condition and results of operations could be harmed.

        The introduction of inexpensive wireless telephone service or other competitive services in China may also have an adverse impact on sales of our PAS systems and handsets in China. We may not be able to compete successfully against current or future competitors, and competitive pressures in the future may materially adversely affect our business, financial condition and results of operations.

Our business may suffer if we are unable to collect payments from our customers on a timely basis.

        Our customers often must make a significant commitment of capital to purchase our products. As a result, any downturn in a customer's business that affects the customer's ability to pay us could harm our financial condition. Moreover, accounts receivable collection cycles historically tend to be much longer in China than in other markets. The failure of any of our customers to make timely payments could require us to write-off accounts receivable or increase our accounts receivable reserves, either of which could adversely affect our financial condition.

Our acquisition of CommWorks could be difficult to integrate, may disrupt our business and could harm our operating results.

        In May 2003, we completed our acquisition of certain assets of 3Com Corporation's CommWorks division ("CommWorks"). However, our management and financial controls, personnel, computer systems and other corporate support systems may not be adequate to manage the increase in the size and scope of our operations as a result of the completed acquisition. In addition, we may not be able to generate revenue from the CommWorks operations consistent with historical results. We may not be able to realize the synergies that we expect will result from the addition of the CommWorks assets to our business. Although our acquisition of CommWorks is structured as an acquisition of selected assets and liabilities, we cannot assure you that we will not assume or become subject to, as a result of the acquisition, liabilities that have an adverse impact on our financial position or results of operations. We also expect that CommWorks will need a significant working capital investment from us and/or an available debt facility. If additional financing is needed to fund the CommWorks operations, we cannot assure you that such financing will be available to us on commercially reasonable terms, or at all.

        Moreover, based on information provided by 3Com Corporation, CommWorks has experienced sequentially declining annual revenue for the past several years and has experienced substantial operating losses during these periods. There can be no assurance that CommWorks will not continue to do so following its acquisition by us. Furthermore, historical results of the CommWorks operations may not be indicative of the results to be expected from those operations as they are integrated into our business.

Our market is subject to rapid technological change, and to compete effectively, we must continually introduce new products that achieve market acceptance.

        The emerging market for communications equipment in developing countries is characterized by rapid technological developments, frequent new product introductions and evolving industry and regulatory standards. Our success will depend in large part on our ability to enhance our network access and switching technologies and develop and introduce new products and product enhancements that anticipate changing service provider requirements and technological developments. We may need to make substantial capital expenditures and incur significant research and development costs to develop and introduce new products and enhancements. If we fail to timely develop and introduce new products or enhancements to existing products that effectively respond to technological change, our business, financial condition and results of operations could be materially adversely affected. From time to time, our competitors or we may announce new products or product enhancements, technologies or services that have the potential to replace or shorten the life cycles of our products and that may cause customers to defer purchasing our existing products, resulting in inventory obsolescence. Future technological advances in the communications industry may diminish or inhibit market acceptance of our existing or future products or render our products obsolete.

        Even if we are able to develop and introduce new products, they may not gain market acceptance. Market acceptance of our products will depend on various factors including:

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  our ability to obtain necessary approvals from regulatory organizations;

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  the perceived advantages of the new products over competing products;

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  our ability to attract customers who have existing relationships with our competitors;

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  product cost relative to performance; and

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  the level of customer service available to support new products.

        Specifically, sales of PAS, our wireless access system, will depend in part upon consumer acceptance of the mobility limitations of this service relative to other wireless service systems, such as

GSM or CDMA. If our existing or new products fail to achieve market acceptance for any reason, our business could be seriously harmed.

Our business will suffer if we are unable to deliver quality products on a timely and cost effective basis.

        Our operating results depend on our ability to manufacture products on a timely and cost effective basis. In the past, we have experienced reductions in yields as a result of various factors, including defects in components and human error in assembly. If we experience deterioration in manufacturing performance or a delay in production of any of our products, we could experience delays in shipments and cancellations of orders. Moreover, networking products frequently contain undetected software or hardware defects when first introduced or as new versions are released. In addition, our products are often embedded in or deployed in conjunction with service providers' products, which incorporate a variety of components produced by third parties. As a result, when a problem occurs, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relation problems or loss of customers, any one of which could harm our business.

        We contract with third parties in China to undertake high volume manufacturing and assembly of our handsets. In addition, we sometimes use third parties for high volume assembly of circuit boards. We do not have any long-term contracts with these third party manufacturers, and in the event that these manufacturers are unable or unwilling to continue to manufacture our products, we may be unable to secure alternative manufacturers or could experience delays in qualifying new manufacturers.

We depend on some sole source and other key suppliers for handsets, base stations, components and materials used in our products, and if these suppliers fail to provide us with adequate supplies of high quality products at competitive prices, our competitive position, reputation and business could be harmed.

        Some components and materials used in our products are purchased from a single supplier or a limited group of suppliers. If any supplier is unwilling or unable to provide us with high-quality components and materials in the quantities required and at the costs specified by us, we may not be able to find alternative sources on favorable terms, in a timely manner, or at all. Our inability to obtain or to develop alternative sources if and as required could result in delays or reductions in manufacturing or product shipments. Moreover, these suppliers may delay product shipments or supply us with inferior quality products. If any of these events occur, our competitive position, reputation and business could suffer.

        Our ability to source a sufficient quantity of high-quality components used in our products may be limited by China's import restrictions and duties. We require a significant number of imported components to manufacture our products in China. Imported electronic components and other imported goods used in the operation of our business are subject to a variety of permit requirements, approval procedures, import duties and registration requirements. Non-payment of required import duties could subject us to penalties and fines and could adversely affect our ability to manufacture and sell our products in China. In addition, import duties increase the cost of our products and may make them less competitive.

        In particular, components of our PAS system include the handset used by subscribers to make and receive mobile telephone calls and the base station unit. Our inability to obtain a sufficient number of high-quality components and assemblies for handsets and base stations could severely harm our business. From time to time, there has been a worldwide shortage of handsets, and there currently exists a shortage of low-priced handsets, which we have found to be popular with many consumers in

China. We have only used third parties to assemble and manufacture handsets in China for us for a limited period of time. These manufacturers may be unable to produce adequate quantities of high-quality handsets to meet the demand of our customers. In addition, we may be unable to obtain adequate quantities of base stations and may be unable to find alternative sources on favorable terms, in a timely manner, or at all. Our inability to obtain or to develop alternative sources if and as required could result in delays or reductions in manufacturing or product shipments.

If we are unable to expand our direct sales organization in China and indirect distribution channels elsewhere or successfully manage our expanded sales organization, our operating results may suffer.

        Our distribution strategy focuses primarily on developing and expanding our direct sales organization in China and our indirect distribution channels outside of China. We may not be able to successfully expand our direct sales organization in China and the cost of any expansion may exceed the revenue generated from these efforts. Even if we are successful in expanding our direct sales organization in China, we may not be able to compete successfully against the significantly larger and better-funded sales and marketing operations of current or potential competitors. In addition, if we fail to develop relationships with significant international resellers or manufacturers' representatives, or if these resellers or representatives are not successful in their sales or marketing efforts, we may be unsuccessful in our expansion efforts outside China.

We expect average selling prices of our products to decrease, which may reduce our revenues and our gross margin as a percentage of net sales, and, as a result, we must introduce new products and reduce our costs in order to maintain profitability.

        The average selling prices for communications access and switching systems and subscriber terminal products, such as handsets, in China have been declining as a result of a number of factors, including:

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  increased competition;

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  aggressive price reductions by competitors; and

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  rapid technological change.

        We anticipate that average selling prices of our products will decrease in the future in response to product introductions by us or our competitors or other factors, including price pressures from customers. Therefore, we must continue to develop and introduce new products and enhancements to existing products that incorporate features that can be sold at higher average selling prices. Failure to do so could cause our revenues and gross profit, as a percentage of net sales, to decline.

        Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures or lead to improved gross profit, as a percentage of net sales. In order to be competitive, we must continually reduce the cost of manufacturing our products through design and engineering changes. We may not be successful in these efforts or in delivering our products to market in a timely manner. In addition, any redesign may not result in sufficient cost reductions to allow us to reduce the prices of our products to remain competitive or to improve or maintain our gross profit, as a percentage of net sales.

Shifts in our product mix may result in declines in gross profit, as a percentage of net sales.

        Our gross profit, as a percentage of net sales, varies among our product groups. We anticipate that the gross profit, as a percentage of net sales, may be lower for our newly developed products due to start-up costs and may improve as unit volumes increase and efficiencies can be realized. Our overall gross profit, as a percentage of net sales, has fluctuated from period to period as a result of shifts in product mix, the introduction of new products, decreases in average selling prices for older products and our ability to reduce manufacturing costs.

Service providers sometimes evaluate our products for long and unpredictable periods, which causes the timing of purchases and our results of operations to be unpredictable.

        The period of time between our initial contact with a service provider and the receipt of an actual purchase order may span a year or more. During this time, service providers may subject our products to an extensive and lengthy evaluation process before making a purchase. The length of these qualification processes may vary substantially by product and service provider, making our results of operations unpredictable. We may incur substantial sales and marketing expenses and expend significant management effort during this process, which ultimately may not result in a sale. These qualification processes often make it difficult to obtain new customers, as service providers are reluctant to expend the resources necessary to qualify a new supplier if they have one or more existing qualified sources.

Our multinational operations subject us to various economic, political, regulatory and legal risks.

        We market and sell our products in China and other markets, including Taiwan, Japan, Vietnam, India, Africa, Europe and Latin America, and we expect to increase our non-China multinational operations in the future. The expansion of our existing multinational operations and entry into additional international markets will require significant management attention and financial resources. Multinational operations are subject to inherent risks, including:

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  difficulties in designing products that are compatible with varying international communications standards;

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  longer accounts receivable collection periods and greater difficulty in accounts receivable collection;

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  unexpected changes in regulatory requirements or the regulatory environment;

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  changes in governmental control or influence over our customers;

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  changes to import and export regulations, including quotas, tariffs and other trade barriers;

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  delays or difficulties in obtaining export and import licenses;

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  potential foreign exchange controls and repatriation controls on foreign earnings;

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  exchange rate fluctuations and currency conversion restrictions;

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  the burdens of complying with a variety of foreign laws and regulations;

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  difficulties and costs of staffing and managing multinational operations, including but not limited to internal control and compliance;

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  reduced protection for intellectual property rights in some countries;

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  potentially adverse tax consequences; and

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  political and economic instability.

        Multinational companies are required to establish intercompany pricing for transactions between their separate legal entities operating in different taxing jurisdictions. These intercompany transactions are subject to audit by taxing authorities in the jurisdictions in which multinational companies operate. An additional tax liability may be incurred if it is determined that intercompany pricing was not done at arm's length. We believe we have adequately estimated and recorded our liability arising from intercompany pricing, but an additional tax liability may result from audits of our intercompany pricing policies.

        In markets outside of China, we rely on a number of original equipment manufacturers, or OEMs, and third-party distributors and agents to market and sell our network access products. In some cases, our partners in such markets may be thinly capitalized, and may require unusual contract arrangements. If these OEMs, distributors or agents fail to provide the support and effort necessary to service developing markets effectively, our ability to maintain or expand our operations outside of China will be negatively impacted. We may not successfully compete in these markets, our products may not be accepted and we may not successfully overcome the risks associated with international operations.

        Moreover, in less developed markets we may face additional risks, such as inconsistent infrastructure support, lack of a large, highly trained workforce, difficulty in controlling local operations from our headquarters, low ethical standards, potential fraud, unstable political and economic environments, and lack of a secure environment for our personnel, facilities and equipment. In particular, these factors create the potential for physical loss of inventory and operating assets—we have in the past experienced cases of vandalism and armed theft of our equipment that had been or was being installed in the field. If disruptions for any of these reasons become too severe in any particular market, it may become necessary for us to terminate contracts and withdraw from that market and suffer the associated costs and lost revenue.

        Due to the multinational nature of our business and operations, we are subject to regulation in multiple governmental jurisdictions, as well as the Foreign Corrupt Practices Act. Furthermore, as a result of the heavily regulated nature of the markets in which we operate, we are continually subject to the risk of governmental investigations regarding our compliance with the rules and regulations of such jurisdictions. Should we become subject to any such investigations, there may be significant and unanticipated expenses, and risks such as the distraction of our key employees and disruptions to our operations. Such expenses and risks may result even in the event that such investigations are decided in our favor and no instances of non-compliance are found.

We are subject to risks relating to currency exchange rate fluctuations.

        We are exposed to foreign exchange rate risk because our sales to China are denominated in Renminbi and portions of our accounts payable and our notes receivable are denominated in Japanese Yen. Due to the limitations on converting Renminbi, we are limited in our ability to engage in currency hedging activities in China. Although the impact of currency fluctuations of Renminbi to date has been insignificant, fluctuations in currency exchange rates in the future may have a material adverse effect on our results of operations.

Our failure to meet international and governmental product standards could be detrimental to our business.

        Many of our products are required to comply with numerous government regulations and standards, which vary by market. As standards for products continue to evolve, we will need to modify our products or develop and support new versions of our products to meet emerging industry standards, comply with government regulations and satisfy the requirements necessary to obtain approvals. Our inability to obtain regulatory approval and meet established standards could delay or prevent our entrance into or force our departure from particular markets.

Our recent growth has strained our resources, and if we are unable to manage and sustain our growth, our operating results will be negatively affected.

        We have recently experienced a period of rapid growth and anticipate that we must continue to expand our operations to address potential market opportunities. If we fail to implement or improve systems or controls or to manage any future growth and expansion effectively, our business could suffer.

        Our expansion has placed and will continue to place a significant strain on our management, operational, financial and other resources. To manage our growth effectively, we will need to take various actions, including:

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  enhancing management information systems and forecasting procedures;

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  further developing our operating, administrative, financial and accounting systems and controls;

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  maintaining close coordination among our engineering, accounting, finance, marketing, sales and operations organizations;

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  expanding, training and managing our employee base; and

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  expanding our finance, administrative and operations staff.

We may not be able to sustain profitability.

        We may not be able to remain profitable in future periods. We anticipate continuing to incur significant sales and marketing, research and development and general and administrative expenses and, as a result, we will need to generate higher revenues to remain profitable. Numerous factors could negatively impact our results of operations, including a decrease in sales, price pressures and significant fixed costs. Our past results should not be relied on as an indication of our future performance.

Our success is dependent on continuing to hire and retain qualified personnel, and if we are not successful in attracting and retaining these personnel, our business would be harmed.

        The success of our business depends in significant part upon the continued contributions of key technical and senior management personnel, many of whom would be difficult to replace. In particular, our success depends in large part on the knowledge, expertise and services of Hong Liang Lu, our Chairman of the Board, President and Chief Executive Officer, and Ying Wu, our Executive Vice President and Chief Executive Officer of China Operations. The loss of any key employee, the failure of any key employee to perform satisfactorily in his or her current position or our failure to attract and retain other key technical and senior management employees could have a significant negative impact on our operations.

        To effectively manage our recent growth as well as any future growth, we will need to recruit, train, assimilate, motivate and retain qualified employees. Competition for qualified employees is intense, and the process of recruiting personnel with the combination of skills and attributes required to execute our business strategy can be difficult, time-consuming and expensive. We are actively searching for research and development engineers and sales and marketing personnel, who are in short supply. Additionally, we have a need for and have experienced difficulty in finding qualified accounting personnel knowledgeable in U.S. and China accounting standards who are resident in China. If we fail to attract, hire, assimilate or retain qualified personnel, our business would be harmed.

        Competitors and others have in the past and may in the future attempt to recruit our employees. In addition, companies in the telecommunications industry whose employees accept positions with competitors frequently claim that the competitors have engaged in unfair hiring practices. We may be the subject of these types of claims in the future as we seek to hire qualified personnel. Some of these claims may result in material litigation and disruption to our operations. We could incur substantial costs in defending ourselves against these claims, regardless of their merit.

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute our stockholders and harm our operating results.

        We may acquire other businesses, products and technologies. For example, on May 23, 2003, we purchased certain assets and liabilities of the CommWorks division of 3Com Corporation for $100.0 million in cash and incurred related transaction and other related costs of $9.3 million. In addition, during 2002 we acquired Issanni, a remote access server and local access technology company and assets and intellectual property of Shanghai Yi Yun, a provider of synchronous digital hierarchy transmission equipment. Any anticipated benefits of an acquisition may not be realized. We have in the past and will continue to evaluate acquisition prospects that would complement our existing product offerings, augment our market coverage, enhance our technological capabilities, or that may otherwise offer growth opportunities. Acquisitions may result in dilutive issuances of equity securities, use of our cash resources, the incurrence of debt and the amortization of expenses related to intangible assets. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of operations, technologies, products and personnel of the acquired company, diversion of management's attention from other business concerns, risks of entering markets in which we have no direct or limited prior experience, and the potential loss of key employees of the acquired company.

We may be unable to adequately protect the loss or misappropriation of our intellectual property, which could substantially harm our business.

        We rely on a combination of patents, copyrights, trademarks, trade secret laws and contractual obligations to protect our technology. We have applied for patents in the United States and have also acquired United States patents and pending applications as a result of our purchase of CommWorks on May 23, 2003. At present, we possess 74 issued United States patents, and have 114 pending United States patent applications. We have also filed patent applications in other countries. Additional patents may not be issued from our pending patent applications and our issued patents may not be upheld. In addition, we have, from time to time, chosen to abandon previously filed applications. Moreover, we have not yet obtained, and may not be able to obtain, patents in China on our products or the technology that we use to manufacture our products. Moreover, we may face difficulties in registering our existing trademarks in new jurisdictions in which we operate. Our subsidiaries and joint ventures in China rely upon our trademarks, technology and know-how to manufacture and sell our products. We cannot guarantee that these and other intellectual property protection measures will be sufficient to prevent misappropriation of our technology or trademarks or that our competitors will not independently develop technologies that are substantially equivalent or superior to ours. In addition, the legal systems of many foreign countries, including China, do not protect or honor intellectual property rights to the same extent as the legal system of the United States.

We may be subject to claims that we infringe the intellectual property of others, which could substantially harm our business.

        The industry in which we compete is moving towards aggressive assertion, licensing, and litigation of patents and other intellectual property rights. From time to time, we have become aware of the possibility or have been notified that we may be infringing certain patents or other intellectual property rights of others. Regardless of their merit, responding to such claims could be time consuming, divert management's attention and resources and cause us to incur significant expenses. In addition, although some of our supplier contracts provide for indemnification from the supplier with respect to losses or expenses incurred in connection with any infringement claim, some of our contracts do not provide for such protection. Moreover, certain of our sales contracts provide that we must indemnify our customers against claims by third parties for intellectual property rights infringement related to our products. There are no limitations on the maximum potential future payments under these guarantees. Therefore, we may incur substantial costs related to any infringement claim, which may substantially harm our results of operations or financial condition.

        We may, in the future, become subject to litigation to defend against claimed infringements of the rights of others or to determine the scope and validity of the proprietary rights of others. Future litigation may also be necessary to enforce and protect our trade secrets and other intellectual property rights. Any intellectual property litigation or threatened intellectual property litigation could be costly, and adverse determinations or settlements could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from or pay royalties to third parties which may not be available on commercially reasonable terms, if at all, and/or prevent us from manufacturing or selling our products, which could cause disruptions to our operations or the markets in which we compete.

        In the event that there is a successful claim of infringement against us and we fail to develop non-infringing technology or license the propriety rights on commercially reasonable terms and conditions, our business, results of operations or financial condition could be materially and adversely impacted.

Business interruptions could adversely affect our business.

        Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. Our headquarters facility in the State of California was subject to electrical blackouts as a consequence of a shortage of available electrical power. In the event these blackouts resume, they could disrupt the operations at our headquarters. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business.

We are exposed to fluctuations in the values of our portfolio investments.

        We maintain an investment portfolio of various holdings, types, and maturities. Part of this portfolio includes equity investments in publicly traded companies, the value of which are subject to market price volatility. Recent events have adversely affected the public equities market and general economic conditions may continue to worsen. Should the fair value of our publicly traded equity investments decline below their cost basis in a manner deemed to be other-than-temporary, it may become necessary for us to take an impairment charge.

        We have also invested in several privately held companies as well as investment funds which invest primarily in privately held companies, many of which can still be considered to be in the start-up or development stages. These investments are inherently risky, as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire initial investment in these companies and investment funds.

If we seek to secure additional financing we may not be able to do so. If we are able to secure additional financing our stockholders may experience dilution of their ownership interest or we may be subject to limitations on our operations.

        We currently anticipate that our available cash resources, which include existing cash and cash equivalents, short-term investments and cash from operations, will be sufficient to meet our anticipated needs for working capital and capital expenditure during the next 12 months. If we are unable to generate sufficient cash flows from operations to meet our anticipated needs for working capital and capital expenditures, we may need to raise additional funds to develop new or enhanced products, respond to competitive pressures, take advantage of acquisition opportunities or raise capital for strategic purposes. If we raise additional funds through the issuance of equity securities, our stockholders may experience dilution of their ownership interest, and the newly issued securities may have rights superior to those of common stock. If we raise additional funds by issuing debt, we may be subject to limitations on our operations.

We have been named as a defendant in securities litigation.

        We, and various underwriters for our initial public offering are defendants in a putative shareholder class action. The complaint alleges undisclosed improper underwriting practices concerning the allocation of IPO shares, in violation of the federal securities laws. Similar complaints have been filed concerning the IPOs of more than 300 companies, and the litigation has been coordinated in United States District Court for the Southern District of New York as In re Initial Public Offering Securities Litigation, 21 MC 92. Although we believe we have meritorious defenses to the claims against us and intend to defend the litigation vigorously, until the matter is resolved, it will be necessary for us to continue to expend time and financial resources on the matter. Morevoer, an adverse judgment in the litigation could materially harm our operations.

Recently enacted and proposed changes in securities laws and regulations are likely to increase our costs.

        The Sarbanes-Oxley Act of 2002 has required and will continue to require changes in some of our corporate governance and securities disclosure or compliance practices. That Act also requires the SEC to promulgate new rules on a variety of subjects, in addition to rule proposals already made, and the Nasdaq National Market has proposed revisions to its requirements for companies that are Nasdaq-listed. We expect these developments will require us to devote additional resources to our operational, financial and management information systems, procedures and controls to ensure our continued compliance with current and future laws and regulations. We expect these developments to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage, increase our level of self-insurance, or incur substantially higher costs to obtain coverage. These developments could make it more difficult for us to attract and retain qualified members of our board of directors, or qualified executive officers. We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result.

RISKS RELATING TO THE STRUCTURE AND REGULATION OF
CHINA'S TELECOMMUNICATIONS INDUSTRY

China's telecommunications industry is subject to extensive government regulation.

        China's telecommunications industry is heavily regulated by the Ministry of Information Industry. The Ministry of Information Industry has broad discretion and authority to regulate all aspects of the telecommunications and information technology industry in China, including managing spectrum bandwidths, setting network equipment specifications and standards and drafting laws and regulations related to the electronics and telecommunications industries. Additionally, the Ministry of Information Industry can unilaterally, or in concert with other relevant authorities, decide what types of equipment may be connected to the national telecommunications networks, the forms and types of services that may be offered to the public, the rates that are charged to subscribers for those services and the content of material available in China over the Internet. If the Ministry of Information Industry sets standards with which we are unable to comply or which render our products noncompetitive, our ability to sell products in China may be limited, resulting in substantial harm to our operations.

        At the end of May 2000, we became aware of an internal notice, circulated within the Ministry of Information Industry, announcing a review of PHS-based telecommunications equipment for future installation into China's telecommunications infrastructure. The Ministry of Information Industry requested service providers to temporarily halt new deployments of PHS-based telecommunications equipment, including our PAS systems and handsets, pending conclusion of a review by the Ministry of Information Industry. Subsequently, at the end of June 2000, the Ministry of Information Industry issued a notice stating that it had concluded its review of PHS-based equipment and that the continued deployment of PHS-based systems, such as our PAS systems and handsets, in China's county-level cities, towns and villages would be permitted. In addition, the notice stated that deployments within large and medium-sized cities would only be allowed in very limited areas of dense population, such as campuses, commercial buildings and special development zones. The notice confirmed, however, that new citywide deployments of our PAS system in large and medium cities would not be permitted. Failure of the Ministry of Information Industry to permit the sale or deployment of our PAS systems and handsets, or the sale or deployment of our other products, or the imposition of additional limitations on their sale in the future could have a material adverse effect on our business and financial condition. The Ministry of Information Industry may conduct further reviews or evaluations of PHS-based telecommunications equipment or may change its position regarding PHS-based systems in the future.

China's telecommunications regulatory framework is in the process of being developed, which has led to uncertainties regarding how to conduct our business in China.

        China does not yet have a national telecommunications law. However, to provide a uniform regulatory framework for the telecommunications industry, the Chinese government is currently preparing a draft of such a law (the "Telecommunications Law"). If and when the Telecommunications Law is adopted by the National People's Congress or its standing committee, it is expected to provide a new regulatory framework for telecommunications regulation in China. We do not yet know the final nature or scope of the regulation that would be created if the Telecommunications Law is passed. Accordingly, we cannot predict whether it will have a positive or negative effect on us or on some or all aspects of our business.

        China's telecommunications regulatory framework is in the process of being developed. In September 2000, China's State Council issued the Telecommunications Regulations of the People's Republic of China, known as the Telecom Regulations. The Telecom Regulations cover telecommunications services and market regulations, pricing, interconnection and connection, as well as telecommunications construction and security issues. In May 2001, China's Ministry of Information Industry issued the Administrative Measures of Network Access Licenses to implement the Telecom Regulations. Regulations in this area often require subjective interpretation and, given the relative infancy of the Telecom Regulations and the implementing regulations, we do not know how the regulations will be interpreted or enforced. As a result, our attempts to comply with these regulations may be deemed insufficient by the appropriate regulatory agencies, which could subject us to penalties that adversely affect our business.

Our business may be disrupted if our major customers or entities that control them significantly restructure their operations or if China further restructures its telecommunications industry.

        Our business may be disrupted if any of our major customers or entities that control them restructure their operations or if China undertakes to restructure its telecommunications industry. For example, in February 1999, China announced plans to restructure the China Telecom system. Following the announcement of the restructuring, we observed a reduction in orders from our main customers in China, the local telecommunications companies, which we attributed to the uncertainties surrounding the restructuring and the ultimate impact the restructuring would have on those customers. More recently, it has been reported that China Netcom has been restructuring its operations for its initial public offering, and this restructuring could impact our ability to do business with local telephone companies that are within China Netcom's zone of influence. If China undertakes to restructure its telecommunications industry further, or if any of our major customers in China, or entities that control those customers, significantly restructure their operations, our business could again be disrupted and our operating results could fluctuate.

We do not have some of the licenses we are required to have to sell our network access products in China.

        Under China's current regulatory structure, the communications products that we offer in China must meet government and industry standards, and a network access license for the equipment must be obtained. Without the license, the equipment is not allowed to be connected to public telecommunications networks or sold in China. Moreover, we must ensure that the quality of the telecommunications equipment for which we have obtained a network access license is stable and reliable, and may not lower the quality or performance of other installed licensed products. China's State Council's product quality supervision department, in concert with China's Ministry of Information Industry, performs spot checks to track and supervise the quality of licensed telecommunications equipment and publishes the results of such spot checks.

        The regulations implementing these requirements are not very detailed, have not been applied by a court and may be interpreted and enforced by regulatory authorities in a number of different ways. We have obtained the required network access licenses for our AN-2000B platform. We have also obtained a probationary network access license for our mSwitch product, and after the trial period, an official network access license will be issued if the trial demonstrates that mSwitch satisfies all the applicable government and industry standards. We have applied for, but have not yet received, a network access license for our PAS systems and handsets. Based upon conversations with China's Ministry of Information Industry, we understand that our PAS systems and handsets are considered to still be in the trial period and that sales of our PAS systems and handsets may continue to be made by us during this trial period, but a license will ultimately be required. Network access licenses will also be required for most additional products that we are selling or may sell in China, including our mSwitch platform. If we fail to obtain the required licenses, we could be prohibited from making further sales of the unlicensed products, including our PAS systems and handsets, in China, which would substantially harm our business, financial condition and results of operations. Our counsel in China has advised us that China's governmental authorities may interpret or apply the regulations with respect to which licenses are required and the ability to sell a product while a product is in the trial period in a manner that is inconsistent with the information received by our counsel in China, and either of these conditions could have a material adverse effect on our business, financial condition and results of operations.

We are required to register the software incorporated in our products in accordance with relevant Chinese regulations.

        In October 2000, the Ministry of Information Industry issued regulations which prohibit the production and sale of software products, or products incorporating software, in China unless the software is registered with the government. We have accomplished the necessary registration with regard to the software incorporated in our AN-2000, PAS and mSwitch products. However, additional registration is required for software incorporated in additional products that we are selling or may sell in China. Based upon advice received orally from the Ministry of Information Industry, we believe that we will be able to sell products incorporating our software while any of our applications for registration may be pending. However, the Chinese government may interpret or apply the regulations in such a way as to prohibit sales of products incorporating our unregistered software prior to registration. If the government prohibits sales pending registration, or if we fail in our efforts to register any software required to be registered, we could be prohibited from making further sales of products incorporating our unregistered software in China, which could substantially harm our business and financial condition.

Most of our customers in China have historically been part of the China Telecom system and under China Telecom's ultimate control; following the restructuring of China Telecom, most of our customers in China are now part of the new China Telecom or China Netcom, and are subject to their ultimate control.

        Our main customers in China are the local telecommunications companies (formerly known as telecommunications bureaus), which historically operated under China Telecom, China's state-owned fixed line operator, and were subject to its ultimate control. Following the restructuring of China Telecom, the telecommunications companies now operate under the ultimate control of either the new China Telecom or China Netcom. China Telecom completed its initial public offering in November 2002, and is listed on the New York Stock Exchange, and China Netcom is reported to be under reorganization and preparing for an initial public offering. We cannot be certain of the impact of these transactions on our ability to do business with these companies or the companies that they control. Policy statements may be issued and decisions may be made by the new China Telecom and China Netcom, which govern the equipment purchasing decisions of most of our customers in China. For example, in late 1999, China Telecom prohibited all telecommunications companies from purchasing PHS systems, such as our PAS systems, for implementation in large cities, even before these sales were prohibited by China's Ministry of Information. Moreover, it has been reported that additional local telecommunications companies have recently become affiliated with China Telecom, which could impact our ability to do business with these companies. As most of our sales are generated from our operations in China, any decisions by the new China Telecom or China Netcom restricting or prohibiting the sales or deployment of our products could cause significant harm to our business.

Our customer base in China could effectively become increasingly concentrated if more purchasing decisions are coordinated or made by provincial or greater regional telecommunications service entities rather than by local telecommunications service providers.

        We have historically considered local telecommunications service providers serving municipalities and counties to be our primary customers in China. Recently, however, the provincial-level telecommunications service entity in the Zhejiang province of China has begun to consolidate telecommunications purchasing decisions for that province. As a result of this trend in the Zhejiang province, we have grouped all telecommunications service entities in the Zhejiang province together and have treated these as one customer for the three and nine months ended September 30, 2003 and the comparative periods presented. At September 30, 2003, we had approximately 12 telecommunications service entities in the Zhejiang province. For the three months ended September 30, 2003, no customers accounted for 10% or more of consolidated net sales. For the three months ended September 30, 2002, sales to the Zhejiang province, SBBC and the Kunming branch of Yunnan Telecommunications Company and accounted for 16%, 15% and 11% of net sales, respectively. For the nine months ended September 30, 2003, sales to SBBC accounted for 11% of our net sales and no other customer accounted for 10% or more of our consolidated net sales. For the nine months ended September 30, 2002, sales to the Zhejiang province and SBBC accounted for 21% and 14% of our net sales, respectively.

        Whether this represents the beginning of a greater trend throughout China toward increased consolidation of negotiations and purchasing decisions into the control of provincial-level telecommunications service entities is unclear. If an increasing number of purchasing decisions and negotiations are controlled on a larger regional level in China by provincial-level telecommunications service entities, this would effectively result in a concentration of our customer base. Our financial results may increasingly depend in significant part upon the success of a few major customers and our ability to meet their future capital equipment needs. Although the composition of the group comprising our largest customers may vary from period to period, the loss of a significant customer or any reduction in orders by any significant customer, including reductions due to market, economic or competitive conditions in the telecommunications industry, may have a material adverse effect on our business, financial condition and results of operations. In addition to the business risks associated with dependence on major customers, significant customer concentration may also result in significant concentrations of accounts receivable. Significant and concentrated receivables would expose us to additional risks, including the risk of default by one or more customers representing a significant portion of our total receivables. If we are required to take additional accounts receivable reserves, our business, financial condition and results of operations would be materially adversely affected.

Our ability to sell our PAS wireless systems and handsets could be significantly impaired if the new China Telecom or China Netcom are granted, or if they otherwise acquire, mobile licenses allowing the new China Telecom or China Netcom to deliver cellular services.

        The new China Telecom and China Netcom hold and operate the fixed line telephone and data communications assets in China, and currently do not have the licenses necessary to offer cellular services. To offer wireless services to end users, the Telecommunications Companies must offer services that can be delivered over wireline networks, such as those delivered over our PAS wireless systems and handsets. China's media sources have widely reported that after the restructuring of China Telecom, China's Ministry of Information Industry may grant mobile licenses to the new China Telecom or China Netcom, or to both. If China's Ministry of Information Industry does grant a mobile license to the new China Telecom or China Netcom, or to both, or if such entities otherwise acquire mobile licenses, local Telecommunications Companies will be free to offer cellular services such as GSM or CDMA to their customers, and they may therefore elect not to deploy our PAS systems and handsets. If this were to occur, we could lose current and potential customers for our PAS systems and handsets, and our financial condition and results of operations could be materially adversely affected.

Changes in telecommunications rates or pricing policies may result in decreased demand for our products.

        In November 2000, China's Ministry of Information Industry announced significant changes in rates for telecommunications services in China. While long distance, international, leased line and Internet connection fees were cut by up to 70%, the rates for local telephone services, which include certain types of wireless access services such as those offered over our PAS systems and handsets, were increased, from approximately $0.01 per minute to approximately $0.02 per minute. The increase in rates may result in a reduced demand by end users for wireless services delivered over our PAS system and a corresponding decline in demand for our products. In addition, mobile operators are offering price incentive plans that could impact demand for our products. Additionally, China's Ministry of Information Industry may implement future rate changes for wireline or wireless services in China or change telecommunications pricing policies, including allowing carriers to set prices based on market conditions, any of which may lead to reduced demand for our systems and products and result in a material adverse effect on our business or results of operations.

Promotional or incentive programs offered by mobile operators such as China Mobile and China Unicom may adversely impact the competitiveness and pricing of our PAS Systems and related products.

        The official tariffs and per-minute usage rates charged to mobile users in China are generally set by the Ministry of Information Industry and the National Development and Reform Commission, and are usually adhered to by mobile operators. However, from time to time, certain mobile operators such as China Mobile and China Unicom have offered special promotional pricing or incentives to customers, such as free incoming calls or free mobile-to-mobile calls. The continued use of such incentive programs by mobile operators may adversely impact the competitiveness and pricing of our PAS Systems and related products and their rollout by the new China Telecom and China Netcom.

Such incentive programs may continue or be expanded in the future. We cannot be certain as to what impact such incentive programs may have on our financial condition. However, it is possible that the continuation or expansion of such programs may have a material adverse effect on our business or results of operations.

RISKS RELATING TO CONDUCTING OPERATIONS IN CHINA

Sales in China have accounted for most of our total sales, and therefore, our business, financial condition and results of operations are to a significant degree subject to economic, political and social events in China.

        Approximately $518.2 million, or 89% and $218.2 million or 82%, of our net sales in the three months ending September 30, 2003 and 2002, respectively, and approximately $1,119.7 million, or 85% and $567.9 million or 83%, of our net sales in the nine months ending September 30, 2003 and 2002, respectively, occurred in China. Additionally, a substantial portion of our fixed assets is located in China. Of our total fixed assets, approximately 79% and 88%, as of September 30, 2003 and December 31, 2002, respectively, were in China. We expect to make further investments in China in the future. Therefore, our business, financial condition and results of operations are to a significant degree subject to economic, political, social and other events in China.

Devaluation of the Renminbi versus the U.S. dollar and fluctuations in exchange rates could adversely affect our financial results.

        Exchange rate fluctuations could have a substantial negative impact on our financial condition and results of operations. We purchase substantially all of our materials in the United States and Japan and a significant portion of our cost of goods sold is incurred in U.S. dollars and Japanese yen. A significant portion of our operating expenses is incurred in U.S. dollars. At the same time, most of our sales are denominated in Renminbi. The value of the Renminbi is fixed by China's national government and is subject to changes in China's governmental policies and to international economic and political developments. China may choose to devalue the Renminbi against the U.S. dollar. Additionally, China's government has considered from time to time whether to partially or fully abandon the official exchange rate for Renminbi to the U.S. dollar. The abandonment of this official exchange rate policy may lead to sharp depreciation of the Renminbi against the U.S. dollar and other foreign currencies and to significantly more volatility in the Renminbi exchange rate in the future, both of which would adversely affect our financial results and make our future results more subject to fluctuation.

        In the past, financial markets in many Asian countries have experienced severe volatility and, as a result, some Asian currencies have experienced significant devaluation from time to time. The devaluation of some Asian currencies may have the effect of rendering exports from China more expensive and less competitive and therefore place pressure on China's government to devalue the Renminbi. Any devaluation of the Renminbi could result in an increase in volatility of Asian currency and capital markets. Future volatility of Asian financial markets could have an adverse impact on our ability to expand our product sales into Asian markets outside of China. Moreover, due to the limitations on the convertibility of Renminbi, we are limited in our ability to engage in currency hedging activities in China and do not currently engage in currency hedging activities with respect to international sales outside of China.

Currency restrictions in China may limit the ability of our subsidiaries and joint ventures in China to obtain and remit foreign currency necessary for the purchase of imported components and may limit our ability to obtain and remit foreign currency in exchange for Renminbi earnings.

        China's government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under the current foreign exchange control system, sufficient foreign currency may not be available to satisfy our currency needs. Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiaries to obtain and remit sufficient foreign currency to pay dividends to us, or otherwise satisfy their foreign currency denominated obligations, such as payments to us for components, which we export to them, and for technology licensing fees. We may also experience difficulties in completing the administrative procedures necessary to obtain and remit needed foreign currency. Our business could be substantially harmed if we are unable to convert and remit our sales received in Renminbi into U.S. dollars. Under existing foreign exchange laws, Renminbi held by our China subsidiaries can be converted into foreign currencies and remitted out of China to pay current account items such as payments to suppliers for imports, labor services, payment of interest on foreign exchange loans and distributions of dividends so long as the subsidiaries have adequate amounts of Renminbi to purchase the foreign currency. Expenses of a capital nature such as the repayment of bank loans denominated in foreign currencies, however, require approval from appropriate governmental authorities before Renminbi can be used to purchase foreign currency and then remitted out of China. This system could be changed at any time by executive decision of China's State Council to impose limits on current account convertibility of the Renminbi or other similar restrictions. Moreover, even though the Renminbi is intended to be freely convertible under the current account, the State Administration of Foreign Exchange, which is responsible for administering China's foreign currency market, has a significant degree of administrative discretion in implementing the laws. From time to time, the State Administration of Foreign Exchange has used this discretion in ways, which effectively limit the convertibility of current account payments and restrict remittances out of China. Furthermore, in many circumstances the State Administration of Foreign Exchange must approve foreign currency conversions and remittances. Under the current foreign exchange control system, sufficient foreign currency may not be available at a given exchange rate to satisfy our currency demands.

China subjects foreign investors in the telecommunications industry to ownership and geographic limitations.

        China's government and its agencies, including China's Ministry of Information Industry and China's State Council, regulate foreign investment in the telecommunications industry through the promulgation of various laws and regulations and the issuance of various administrative orders and decisions. Currently, foreign investors may engage in such activities only in accordance with certain ownership and geographic limitations. China may promulgate new laws or regulations, or issue administrative or judicial decisions or interpretations, which would further restrict foreigners from engaging in telecommunications-related activities. The promulgation of laws or regulations or the issuance of administrative orders or judicial decisions or interpretations restricting telecommunications activities by foreigners could have a substantial impact on our ongoing operations.

Governmental policies in China could impact our business.

        Since 1978, China's government has been and is expected to continue reforming its economic and political systems. These reforms have resulted in and are expected to continue to result in significant economic and social development in China. Many of the reforms are unprecedented or experimental and may be subject to change or readjustment due to a number of political, economic and social factors. We believe that the basic principles underlying the political and economic reforms will continue to be implemented and provide the framework for China's political and economic system. New reforms or the readjustment of previously implemented reforms could have a significant negative effect on our operations. Changes in China's political, economic and social conditions and governmental policies, which could have a substantial impact on our business, include:

  •
  new laws and regulations or the interpretation of those laws and regulations;

  •
  the introduction of measures to control inflation or stimulate growth;

  •
  changes in the rate or method of taxation;

  •
  the imposition of additional restrictions on currency conversion and remittances abroad; and

  •
  any actions which limit our ability to develop, manufacture, import or sell our products in China, or to finance and operate our business in China.

Economic policies in China could impact our business.

        The economy of China differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in various respects such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, self-sufficiency, rate of inflation and balance of payments position. In the past, the economy of China has been primarily a planned economy subject to one- and five-year state plans adopted by central government authorities and largely implemented by provincial and local authorities, which set production and development targets.

        Since 1978, increasing emphasis had been placed on decentralization and the utilization of market forces in the development of China's economy. Economic reform measures adopted by China's government may be inconsistent or ineffectual, and we may not in all cases be able to capitalize on any reforms. Further, these measures may be adjusted or modified in ways, which could result in economic liberalization measures that are inconsistent from time to time or from industry to industry or across different regions of the country. China's economy has experienced significant growth in the past decade. This growth, however, has been accompanied by imbalances in China's economy and has resulted in significant fluctuations in general price levels, including periods of inflation. China's government has implemented policies from time to time to increase or restrain the rate of economic growth, control periods of inflation or otherwise regulate economic expansion. While we may be able to benefit from the effects of some of these policies, these policies and other measures taken by China's government to regulate the economy could also have a significant negative impact on economic conditions in China with a resulting negative impact on our business.

China's entry into the World Trade Organization creates uncertainty as to the future economic and business environments in China.

        China's entry into the WTO was approved in September 2001. Entry into the WTO will require China to further reduce tariffs and eliminate non-tariff barriers, which include quotas, licenses and other restrictions by 2005 at the latest. While China's entry into the WTO and the related relaxation of trade restrictions may lead to increased foreign investment, it may also lead to increased competition in China's markets from international companies. China's entry into the WTO could have a negative impact on China's economy with a resulting negative impact on our business.

Uncertainties related to a rollout of 3G networks in China could harm our business.

        It is anticipated that the government of China will grant 3G network licenses to telecommunications service providers beginning in the second half of 2004. We face several potential risks in connection with a 3G rollout. For example, if telecommunications service providers invest heavily in 3G networks, capital expenditures to build-out PAS networks that utilize our existing products may decline. Moreover, it is possible that current PAS frequency bands utilized by PAS networks may be reallocated for use by 3G networks, which would have the effect of restricting or shutting down PAS networks. In either case, our ability to sell our PAS products in China would decline significantly, and our operating results would be harmed.

        We also face risks relating to our ability to compete within any emerging 3G marketplace. For example, we have invested most heavily in WCDMA technology; however, alternative technologies,

such as CDMA 2000 and TDSCDMA, may become the dominant technologies within 3G networks. If an alternative technology becomes the dominant technology of 3G networks in China, our ability to sell 3G products in China will suffer. Moreover, within the 3G marketplace, we will likely face stiff competition and may not be able to establish or maintain significant market share for our 3G products, in which case our operating results would suffer.

If tax benefits available to our subsidiaries located in China are reduced or repealed, our business could suffer.

        Our subsidiaries and joint ventures located in China enjoy tax benefits in China which are generally available to foreign investment enterprises, including full exemption from national enterprise income tax for two years starting from the first profit-making year and/or a 50% reduction in national income tax rate for the following three years. In addition, local enterprise income tax is often waived or reduced during this tax holiday/incentive period. Under current regulations in China, foreign investment enterprises that have been accredited as technologically advanced enterprises are entitled to additional tax incentives. These tax incentives vary in different locales and could include preferential national enterprise income tax treatment at 50% of the usual rates for different periods of time. All of our active subsidiaries in China were accredited as technologically advanced enterprises. The tax holidays applicable to our wholly-owned subsidiaries, UTStarcom China and HUTS, which together accounted for approximately 76% of our revenues in the nine months ended September 30, 2003, expired at the end of 2002 and 2001, respectively. The tax holidays were not extended for the entities, and for 2003, the national enterprise tax rates were increased from 7.5% to 15% and from 10% to 15%, respectively, which could negatively impact our financial condition and results of operations. During the fourth quarter of 2002, we formed a new entity, Hangzhou UTStarcom Telecom Co., Ltd., to manufacture and sell handsets. This entity will benefit from a two-year national enterprise income tax exemption from the first profit-making year, and a 50% national enterprise income tax reduction in the following three years. The Chinese government is considering the imposition of "unified" corporate income tax that would phase out, over time, the preferential tax treatment to which foreign investment enterprises, such as UTStarcom, are currently entitled. While it is not certain whether the government will implement such a unified tax structure or whether, if implemented, UTStarcom will be grandfathered into the new tax structure, if the new tax structure is implemented, it will adversely affect our financial condition.

China's legal system embodies uncertainties that could negatively impact our business.

        China has a civil law system. Decided court cases do not have binding legal effect on future decisions. Since 1979, many new laws and regulations covering general economic matters have been promulgated in China. Despite this activity to develop the legal system, China's system of laws is not yet complete. Even where adequate law exists in China, enforcement of existing laws or contracts based on existing law may be uncertain and sporadic and it may be difficult to obtain swift and equitable enforcement, or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China's judiciary in many cases creates additional uncertainty as to the outcome of any litigation. Further, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Moreover, government policies and internal rules promulgated by governmental agencies may not be published in time, or at all. As a result, we may operate our business in violation of new rules and policies without having any knowledge of their existence.

        China has adopted a broad range of related laws, administrative rules and regulations that govern the conduct and operations of foreign investment enterprises and restrict the ability of foreign companies to conduct business in China. These laws, rules and regulations provide some incentives to encourage the flow of investment into China, but also subject foreign companies, and foreign investment enterprises, including our subsidiaries in China, to a set of restrictions that may not always apply to domestic companies in China. As a result of its admission into the WTO, China is increasingly according foreign companies and foreign investment enterprises established in China the same rights and privileges as Chinese domestic companies. These special laws, administrative rules and regulations governing foreign companies and foreign investment enterprises may still place us and our subsidiaries at a disadvantage in relation to Chinese domestic companies and may adversely affect our competitive position. Moreover, as China's legal system develops, the promulgation of new laws, changes to existing laws and the pre-emption of local regulations by national laws may adversely affect foreign investors and companies. Many of our activities and products in China are subject to administrative review and approval by various national and local agencies of China's government. Because of the changes occurring in China's legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities and products. Failure to obtain the requisite government approval for any of our activities or products could substantially harm our business.

We face uncertainties regarding the timing for the completion of our new manufacturing facility.

        In 2001, we purchased the rights to use 49 acres of land located in Zhejiang Science and Technology Industry Garden of Hangzhou Hi-tech Industry Development Zone. As of September 30, 2003, we had completed the foundation and groundwork of a facility to be located there and have commenced construction of the building. Capital expenditures for the facility were $38.6 million in 2002 and $8.8 million and $21.2 million in the three and nine months ended September 30, 2003, respectively.

RISKS RELATING TO OUR STOCK PERFORMANCE AND
CONVERTIBLE DEBT SECURITIES

        On March 12, 2003 we sold $402.5 million of convertible subordinated notes (referred to as the "notes" in the following risk factors) due in 2008 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The notes bear interest at a rate of 0.875% per annum, are convertible into UTStarcom common stock at a conversion price of $23.79 per share and are subordinated to all present and future senior debt of UTStarcom. Holders of the notes may convert their notes only if: (i) the price of our common stock issuable upon conversion of a note reaches a specified threshold, (ii) specified corporate transactions occur, or (iii) the trading price for the notes falls below certain thresholds. At the initial conversion price, each $1,000 principal amount of notes will be convertible into approximately 42.0345 shares of our common stock.

Our stock price is highly volatile.

        The trading price of our common stock has fluctuated significantly since our initial public offering in March 2000. Our stock price could be subject to wide fluctuations in the future in response to many events or factors, including those discussed in the preceding risk factors relating to our operations, as well as:

  •
  actual or anticipated fluctuations in operating results, actual or anticipated gross profit as a percentage of net sales, levels of inventory, our actual or anticipated rate of growth and our actual or anticipated earnings per share;

  •
  changes in expectations as to future financial performance or changes in financial estimates or buy/sell recommendations of securities analysts;

  •
  changes in governmental regulations or policies in China, such as the temporary suspension of sales of our PAS systems that occurred in May and June of 2000, which caused our stock price to drop;

  •
  our, or a competitor's, announcement of new products, services or technological innovations;

  •
  the operating and stock price performance of other comparable companies; and

  •
  news and commentary emanating from the media, securities analysts, and government bodies in China relating to UTStarcom and to the industry in general.

        General market conditions and domestic or international macroeconomic factors unrelated to our performance may also affect our stock price. For these reasons, investors should not rely on recent trends to predict future stock prices or financial results. In addition, following periods of volatility in a company's securities, securities class action litigation against a company is sometimes instituted. This type of litigation could result in substantial costs and the diversion of management time and resources.

        In addition, public announcements by China Telecom and China Netcom, each of which exert significant influence over many of our major customers in China, may contribute to volatility in the price of our stock. In 2002, China Telecom completed its initial public offering, which has caused that entity to issue press releases more frequently than in prior years. The price of our stock may react to such announcements. More recently, it has been reported that China Netcom has been restructuring its operations for its own initial public offering. More frequent public announcements from China Netcom relating to or resulting from their initial public offering could cause the price of our stock to become even more volatile.

SOFTBANK CORP. and its related entities, including SOFTBANK America Inc., has significant influence over our management and affairs, which it could exercise against your best interests.

        SOFTBANK CORP. and its related entities, including SOFTBANK America Inc., beneficially owned approximately 14.4% of our outstanding stock as of September 30, 2003. As a result, SOFTBANK CORP. and its related entities, including SOFTBANK America Inc., have the ability to exercise influence over all matters submitted to our stockholders for approval and exert significant influence over our management and affairs. This concentration of ownership may delay or prevent a change of control or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, which could decrease the market price of our common stock. Matters that could require stockholder approval include:

  •
  election and removal of directors;

  •
  merger or consolidation of our company; and

  •
  sale of all or substantially all of our assets.

        The interests of SOFTBANK America Inc. may not always coincide with our interests. SOFTBANK America Inc., acting through its designees on our board of directors and through its ownership of voting securities, will have the ability to exercise significant influence over our actions irrespective of the desires of our other stockholders or directors.

        SOFTBANK America has entered into an agreement with us not to offer, sell or otherwise dispose of any of our common stock beneficially owned by it prior to March 7, 2004, subject to a number of exceptions.

Delaware law and our charter documents contain provisions that could discourage or prevent a potential takeover, even if the transaction would benefit our stockholders.

        Other companies may seek to acquire or merge with us. An acquisition or merger of our company could result in benefits to our stockholders, including an increase in the value of our common stock. Some provisions of our Certificate of Incorporation and Bylaws, as well as provisions of Delaware law, may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

  •
  authorizing the board of directors to issue additional preferred stock;

  •
  prohibiting cumulative voting in the election of directors;

  •
  limiting the persons who may call special meetings of stockholders;

  •
  prohibiting stockholder action by written consent;

  •
  creating a classified board of directors pursuant to which our directors are elected for staggered three year terms; and

  •
  establishing advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted on by stockholders at stockholder meetings.

The convertible debt securities rank below our senior debt and liabilities of our subsidiaries, and we may be unable to repay our obligations under the notes.

        The convertible debt securities (the "notes") are unsecured and subordinated in right of payment in full to all of our existing and future senior debt. Because the notes are subordinated to our senior debt, in the event of (i) our liquidation or insolvency, (ii) a payment default on our designated senior debt, (iii) a covenant default on our designated senior debt, or (iv) acceleration of the notes due to an event of default, we will make payments on the notes only after our senior debt has been paid in full. After paying our senior debt in full, we may not have sufficient assets remaining to pay any or all amounts due on the notes.

        The notes are obligations exclusively of UTStarcom. Since substantially all of UTStarcom's operations are conducted through subsidiaries, our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries and the distribution of those earnings to us. Our subsidiaries are separate legal entities and have no obligation to make any payments on the notes or make any funds available for payment on the notes, whether by dividends, loans or other payments. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions and are dependent upon the earnings of our subsidiaries. Our subsidiaries do not guarantee the payment of the notes. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization, and your right to participate in these assets, are effectively subordinated to the claims of that subsidiary's creditors. Consequently, the notes will be effectively subordinated to all liabilities, including trade payables, of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any debt of such subsidiary senior to that held by us.

        As of September 30, 2003, (i) we had no senior debt outstanding, and (ii) our subsidiaries had notes payable of $23.4 million and approximately $514.3 million of other liabilities, including trade payables, but excluding intercompany liabilities, as to which the notes would have been effectively subordinated.

        Neither we nor our subsidiaries are prohibited or limited from incurring debt or acting as guarantors of debt for others in whom we or our subsidiaries may have an interest under the indenture. Our ability to pay our obligations on the notes could be adversely affected by our or our subsidiaries' incurrence of additional indebtedness or other liabilities. We and our subsidiaries may from time to time incur additional indebtedness and other liabilities, including senior debt.

We may be limited in our ability to purchase the notes in the event of a change in control.

        Our ability to purchase the notes upon the occurrence of a change in control is subject to limitations. We may not have sufficient financial resources or the ability to arrange financing to pay the purchase price for all the notes delivered by holders seeking to exercise their purchase right. Although we may elect, subject to satisfaction of certain conditions, to pay the purchase price for the notes in common stock, our ability to purchase the notes in cash may be limited or prohibited by the terms of any future borrowing arrangements existing at the time of a change in control. Any failure by us to purchase the notes upon a change in control would result in an event of default under the indenture, whether or not the purchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under our senior debt. Moreover, the occurrence of a change in control could result in an event of default under the terms of our then existing senior debt. As a result, any purchase of the notes may be prohibited until the senior debt is paid in full.

        In the event we elect to pay the purchase price in common stock, our common stock will be valued at a price determined prior to the applicable repurchase date, therefore, holders of the notes bear the market risk that our common stock will decline in value between the date the price is calculated and the purchase date.

Absence of a trading market for the notes.

        The notes were a new issue of securities with no established trading market. At the time of the original issuance of the notes in March 2003, the initial purchasers of the notes advised us that they intended to make a market in the notes. However, the initial purchasers are not obligated to make a market in the notes and any market making by the initial purchasers may be discontinued at any time at the sole discretion of the initial purchasers without notice. We cannot assure you that a market for the notes will be maintained or that the market price of the notes will not decline. Various factors, such as changes in prevailing interest rates or changes in perceptions of our creditworthiness, could cause the market price of the notes to fluctuate significantly. The trading price of the notes will also be significantly affected by the market price of our common stock, which could be subject to wide fluctuations in response to a variety of factors. The notes will not be listed on any securities exchange or quoted on the Nasdaq National Market and will only be traded on the over-the-counter market.

We have significantly increased our leverage as a result of the sale of the notes.

        In connection with the sale of the notes, we incurred $402.5 million of indebtedness. As a result of this indebtedness, our principal and interest payment obligations have increased substantially. The degree to which we are leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

Hedging transactions and other transactions may affect the value of the notes and of our common stock.

        We have entered into convertible bond hedge and call option transactions with respect to our common stock, the exposure for which is held by Banc of America Securities LLC and Credit Suisse First Boston LLC. The convertible bond hedge and call option transactions are expected to reduce the potential dilution from conversion of the notes. In connection with these hedging arrangements, Banc of America Securities LLC and Credit Suisse First Boston LLC have taken and/or will take positions in our common stock in secondary market transactions and/or have entered and/or will enter into various derivative transactions after the pricing of the notes. Such hedging arrangements could increase the price of our common stock. Banc of America Securities LLC and Credit Suisse First Boston LLC are likely to modify their hedge positions from time to time prior to conversion or maturity of the notes by purchasing and selling shares of our common stock, other securities of the Company or other instruments they may wish to use in connection with such hedging. We cannot assure you that such activity will not adversely affect the market price of our common stock.

The notes may not be rated or may receive a lower rating than anticipated.

        We believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed.

USE OF PROCEEDS

        All of the shares being offered under this prospectus are offered by the selling securityholders, and we will not receive any of the proceeds from the sale.

SELLING SECURITY HOLDERS

        This prospectus relates to the offer and sale from time to time by the holders of up to 943,836 shares of our common stock. We issued 164,115 shares of common stock in connection with the Share Exchange Agreement between us, RollingStreams Systems, Ltd. and the selling securityholders named therein dated as of June 30, 2003 (the "Exchange Agreement"). An additional 136,939 shares may be issued pursuant to the Exchange Agreement upon the achievement of certain revenue milestones with respect to products developed by RollingStreams Systems, Ltd. that, pursuant to our acquisition of RollingStreams, are now our products, for the 18 month period commencing June 30, 2003. This prospectus also relates to the offer and sale of such 136,959 shares issuable upon achievement of these milestones.

        This prospectus also relates to an aggregate of 642,762 shares of common stock issued upon exercise of warrants we issued to certain former stockholders and employees of Shanghai HoKo Technology Co., Ltd. in connection with the Asset Purchase Agreement between us, Shanghai HoKo Technology Co., Ltd., Wang Zhijun and Liu Ning dated as of October 16, 2002 (the "Asset Purchase Agreement").

        This prospectus has been prepared in connection with registering these shares to allow for sales of these shares by the applicable selling securityholders to the public as required in part by the terms of a Registration Rights Agreement between us, RollingStreams Systems, Ltd. and the selling securityholders named therein dated as of June 30, 2003.

        The following table provides the number of shares of our common stock beneficially owned by, and the names of, each selling securityholder (including the shares of our common stock issued upon the exercise of warrants issued) as a result of the transactions contemplated under the Share Exchange Agreement and the Asset Purchase Agreement, and the number of shares of such common stock beneficially owned by each selling securityholder upon completion of the offering or offerings pursuant to this prospectus, assuming each selling securityholder offers and sells all of its or his/her respective shares listed below as of the date of this prospectus. Selling securityholders may, however, offer and sell none, some or all of their respective shares. Under some circumstances, the respective donees, pledgees and transferees or other successors in interest of the selling securityholders may also sell the shares listed below as being held by the selling securityholders. Except for Jingchun Sun, all of the selling security holders are, or have been within the last three years, employees of UTStarcom or one of its subsidiaries.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the common stock. Unless otherwise indicated below, to our knowledge, all persons named in the tables below have sole voting and investment power with respect to their securities, except to the extent authority is shared by spouses under applicable law. The inclusion of any securities in these tables does not constitute an admission of beneficial ownership by the person named below.

	Number of Shares Beneficially Owned Prior to the Offering(1)			Number of Shares Beneficially Owned After the Offering(1)
Name of Selling Securityholder			Number of Shares Being Offered(2)
	Number(2)	Percentage(3)		Number	Percentage(3)
I. Holders of common stock issued pursuant to the Share Exchange Agreement (including shares issuable pursuant to the earnout provisions of the Share Exchange Agreement)
Niu Ding	59,361	*	59,361	0	*
Qiang Li	62,799	*	62,799	0	*
Greg Zhang	85,231	*	85,231	0	*
Haiyang Zhang	4,111	*	4,011	100	*
Kuo-Hua Lee	15,084	*	15,084	0	*
Xiao Bo Li	4,167	*	3,167	1,000	*
Xuemei Lu	3,167	*	3,167	0	*
James O. Nysather(4)	25,912	*	3,167	22,745	*
Jingchun Sun	61,920	*	61,920	0	*
Ying Wang	3,167	*	3,167	0	*
II. Holders of common stock issued in connection with the exercise of warrants issued pursuant to the Asset Purchase Agreement
Junjie Wang	41,627	*	41,627	0	*
Bin Lin	41,627	*	41,627	0	*
Yong Li	31,788	*	31,788	0	*
Chengtu Zheng	30,274	*	30,274	0	*
Shaofu Wu	30,274	*	30,274	0	*
Weilie Wang	28,761	*	28,761	0	*
Xiaori Hu	26,490	*	26,490	0	*
Zhanlong Zhang	26,490	*	26,490	0	*
Fuchun Jiang	26,490	*	26,490	0	*
Gang Chen	26,490	*	26,490	0	*
Yong Tu	24,976	*	24,976	0	*
Chunsheng Zhao	23,463	*	23,463	0	*
Limin Jing	22,706	*	22,706	0	*
Yonghong Mei	22,706	*	22,706	0	*
Geng Zhang	22,706	*	22,706	0	*
Chenyu Li	22,706	*	22,706	0	*
Zhongshu Liu	22,706	*	22,706	0	*
Hao Wei	22,706	*	22,706	0	*
Peng Cao	20,435	*	20,435	0	*
Xin Du	18,921	*	18,921	0	*
Peng Wu	18,921	*	18,921	0	*
Haoliang Ren	15,137	*	15,137	0	*
Zheng Wang	15,137	*	15,137	0	*
Jian Lin	12,488	*	12,488	0	*
Xufeng Du	11,353	*	11,353	0	*

Qiang Cheng	9,461	*	9,461	0	*
Cong Zhang	7,569	*	7,569	0	*
Daoxi Zhou	7,569	*	7,569	0	*
Hong Wang	3,027	*	3,027	0	*
Li Cai	3,784	*	3,784	0	*
Junke Dong	378	*	378	0	*
Jinlin He	946	*	946	0	*
Zhentong Chen	946	*	946	0	*
Zaicheng Ji	568	*	568	0	*
Shaojiang Du	568	*	568	0	*
Bin Xiang	568	*	568	0	*

*
Indicates less than 1%.

(1)
The number of shares beneficially owned by each selling securityholder before the offering is based on information provided to us by the selling securityholders. The number of shares beneficially owned by each selling securityholder after the offering also assumes disposition by such selling securityholder of all shares of UTStarcom common stock being offered.

(2)
With respect to holders of common stock listed under Section I above, includes (i) shares held back from issuance at the closing of the Company's acquisition of RollingStreams Systems, Ltd. to secure certain indemnification obligations pursuant to the Exchange Agreement and (ii) the maximum number of additional shares that may be issued to each such holder upon the achievement of certain revenue milestones as set forth in the Exchange Agreement. In the aggregate, a maximum of 136,939 shares may be issued to all such holders upon the achievement of such milestones. The additional shares included in the column "Number of Shares Being Offered" in the table above may not total 136,939 because the column excludes fractional shares, which pursuant to the terms of the Exchange Agreement are not to be issued but are rather to be paid off in cash.

(3)
Percentage of beneficial ownership is based on an aggregate of 103,826,082 shares of our common stock outstanding as of October 31, 2003.

(4)
James O. Nysather is UTStarcom's Director of Business Development. Shares beneficially owned includes 9,387 shares issuable upon exercise of options that are exercisable within 60 days of October 31, 2003.

        We prepared the table above based on information supplied to us on or before the date of this prospectus by the selling securityholders named in the table.

        The selling securityholders listed in the table above may have sold, transferred or otherwise disposed of all or a portion of the shares in a transaction or a series of transactions exempt from the registration requirements of the Securities Act since the date on which the information in the table above is presented. Information about the selling securityholder may change from time to time. Any changed information will be set forth either in post-effective amendments or in prospectus supplements.

        Because the selling securityholders may offer all or some of their common stock from time to time, we cannot estimate the amount of common stock that will be held by the selling securityholders upon the termination of any particular offering. For information on the procedure for sales by selling securityholders, please review the disclosure under the heading "Plan of Distribution" below.

PLAN OF DISTRIBUTION

        The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling securityholders listed in this prospectus. We will not receive any proceeds from this offering. The shares may be sold from time to time to purchasers directly by any of the selling securityholders, or under some circumstances, by donees, pledgees, transferees or other successors in interest ("Transferees") thereof.

        Alternatively, the selling securityholders, or Transferees thereof, may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from the selling securityholders, or Transferees thereof, and/or the purchasers of the shares for whom they may act as agent. The selling securityholders or Transferees thereof, and any dealers or agents that participate in the distribution of the shares, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act of 1933, as amended.

        At the time a particular offer of the shares is made, a prospectus supplement or post-effective amendment, if required, will be distributed that will set forth the names of any dealers or agents and any commissions and other terms constituting compensation from the selling securityholders, or Transferees thereof, and any other required information. The shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

        In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

        The shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such stock as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a prospectus supplement; (c) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (d) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (e) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate.

LEGAL MATTERS

        The validity of the issuance of the securities offered by this prospectus will be passed upon for UTStarcom by Shearman & Sterling LLP, Menlo Park, California. Carmen Chang, a partner of Shearman & Sterling LLP, is our Assistant Secretary. In addition, Carmen Chang beneficially owns shares of our common stock.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002, as amended by Form 10-K/A (Amendment No. 1), have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of CommWorks (an operating segment of 3Com Corporation) for the nine months ended February 28, 2003 and the years ended May 31, 2002 and June 1, 2001 incorporated in this prospectus by reference from the Current Report on Form 8-K/A of UTStarcom, Inc. dated July 10, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

[Back page of Prospectus]

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. Other Expenses Of Issuance And Distribution

        The following table sets forth all fees and expenses payable by the registrant in connection with the issuance and distribution of the securities being registered hereby (other than underwriting discounts and commissions). All of such expenses, except the SEC registration fee, are estimated. The selling securityholders will bear no portion of these fees and expenses.

Securities and Exchange Commission registration fee	$2,807.00
Nasdaq National Market listing fee	$9,438.00
Printing fees and expenses	$5,000.00
Accounting fees and expenses	$30,000.00
Legal fees and expenses	$50,000.00
Miscellaneous	$2,755.00

Total	$100,000.00

ITEM 15. Indemnification Of Directors And Officers Of UTStarcom

        We have adopted provisions in our certificate of incorporation that limit the personal liability of our directors for monetary damages arising from their breach of fiduciary duty as directors to the fullest extent permitted by Delaware law. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or recission.

        Our certificate of incorporation also authorizes us to indemnify our officers, directors, employees and agents who are made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, to the fullest extent permitted under Delaware law. As permitted by the Delaware General Corporation Law, our bylaws provide that:

  •
  we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law;

  •
  we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law;

  •
  we may indemnify our other employees and agents to the extent that we indemnify our officers and directors; and

  •
  the rights to indemnification provided in the bylaws are not exclusive.

        We have entered into indemnification agreements with each of our current directors and executive officers. These agreements provide our directors and executive officers with additional protection regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws.

        We currently have a directors' and officers' insurance policy. At present, there is no pending litigation or proceeding involving any director, officer or employee of ours in which indemnification by us is sought. In addition, we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

ITEM 16. Exhibits and Financial Statements Schedules.

        The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which Exhibit Index is hereby incorporated by reference.

ITEM 17.

        The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (a)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

          (b)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (c)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)   That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1934, as amended, and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alameda, State of California, on December 12, 2003.

UTSTARCOM, INC.
By:	/s/ MICHAEL SOPHIE
Name:	Michael Sophie
Title	Senior Vice President of Finance and Chief Financial Officer (principal financial and accounting officer)

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Hong Liang Lu and Michael Sophie, and each of them, his attorneys-in-fact, each with the power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that are to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto in all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ HONG LIANG LU Hong Liang Lu	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	December 12, 2003
/s/ MICHAEL SOPHIE Michael Sophie	Senior Vice President of Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	December 12, 2003
/s/ YING WU Ying Wu	Director	December 12, 2003

Masayoshi Son	Director
/s/ THOMAS TOY Thomas Toy	Director	December 12, 2003
/s/ BETSY ATKINS Betsy Atkins	Director	December 12, 2003
/s/ LARRY HORNER Larry Horner	Director	December 12, 2003

EXHIBIT INDEX

Exhibit Number	Exhibit Title
3.1(1)	Thirteenth Amended and Restated Certificate of Incorporation of UTStarcom, as amended.
3.2(2)	Amended and Restated Bylaws of UTStarcom.
4.1(1)	Registration Rights Agreement between UTStarcom, Inc. and the selling securityholders named therein dated as of June 30, 2003.
5.1	Opinion of Shearman & Sterling LLP.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Deloitte & Touche LLP.
23.3	Consent of Shearman & Sterling LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on page II-4).

(1)
Incorporated by reference to our Report on Form 8-K dated and filed on the date hereof.
(2)
Incorporated by reference to our registration statement on Form S-1 (No. 333-93069) which became effective on March 2, 2000.

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TABLE OF CONTENTS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
SUMMARY
RISK FACTORS
RISKS RELATED TO OUR COMPANY
RISKS RELATING TO THE STRUCTURE AND REGULATION OF CHINA'S TELECOMMUNICATIONS INDUSTRY
RISKS RELATING TO CONDUCTING OPERATIONS IN CHINA
RISKS RELATING TO OUR STOCK PERFORMANCE AND CONVERTIBLE DEBT SECURITIES
USE OF PROCEEDS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  ITEM 14. Other Expenses Of Issuance And Distribution
  ITEM 15. Indemnification Of Directors And Officers Of UTStarcom
  ITEM 16. Exhibits and Financial Statements Schedules.
  ITEM 17.
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX